Exhibit 99.1

UMC Announces a Reorganization of Management Structure

1.Date of occurrence of the event:2007/08/17

2.Company name:United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:none

6.Countermeasures:none

7.Any other matters that need to be specified:

UMC (NYSE: UMC), a leading global semiconductor foundry, today announced that UMC Vice Chairman Peter Chang will retire from his current position, effective October 1st, due to the approach of his planned retirement age. Vice Chairman Chang has been a very important member of UMC’s management team over the last 10 years, and served in many key positions, including that of CEO. UMC has benefited greatly from his contribution over the years and will continue to leverage his wealth of experience in the role of senior consultant to UMC after his retirement.

UMC also announced a reorganization of its management structure to better serve its diverse customer base. Executive Vice President Dr. Shih-wei Sun, currently head of UMC’s Central Research and Development Division and Fab 12A, will take the position of Chief Operating Officer (COO) for 12-inch operations, and UMC vice president W. Y. Chen has been appointed to the position of Senior Vice President in charge of UMC’s 8-inch and 6-inch operations.

The establishment of separate organizations to manage the different technology operations is intended to better serve the specific and unique customer requirements that exist for 12-inch and 8-inch manufacturing technologies. As COO for 12-inch operations, Dr. Sun will be responsible for fab operations, sales, and the profit/loss for 12-inch technologies. Senior Vice President Chen will have the same responsibilities pertaining to 8 and 6-inch technologies. Both men will report directly to Dr. Jackson Hu, UMC’s Chairman and CEO.

Exhibit 99.2

Board approved a resolution for employee stock option plan

1.Date of the board of directors resolution:2007/08/27

2.Issue period:The stock options will be granted within one year of the plan’s approval by regulatory authority. The options may be granted in whole or tranches. The actual issue date(s) will be decided by the chairman.

3.Conditions of eligibility for subscription rights:

All regular employees of the Company and its domestic and overseas affiliated companies are eligible for the stock option plan whereas the base date for eligibility will be determined by the chairman. In practice, eligible employees and the number of options granted to an employee will be determined by a number of factors, including seniority, job grade, job performance, contribution, special achievement and other conditions deemed relevant by the management. The grant of options to respective employees will be finalized following the approval of the chairman and consent of the board of directors. In case an optionee violates the employment agreement, work rules or other company rules, the Company may, depending on the severity of the violation, revoke, in whole or in part, the vested, unexercised options of said employee.

4.Number of total issued units of the employee stock option certificates: 500,000,000 units

5.Number of shares each unit represents:1 share

6.Total number of new shares to be issued due to exercise of stock option or the number of shares for share buy-back as required by Article 28-2 of the Securities and Exchange Act:500,000,000 shares

7.Regulations for setting the terms and conditions for exercising stock option (including exercise price, exercise period, class of shares with which to exercise stock option, handling process in case of inheritance/employee resignation, etc):

a.Exercise price: The exercise price for the shares is the market closing price of Company’s common shares on the day the options are issued (granted).

b.Vesting Schedule: The grant period for options is six (6) years, during which employees may not transfer their options except to heirs. Upon the expiration of the grant period, unexercised options are deemed forfeited by the employee and the optionee may no longer claim right to buy shares. Unless the options are otherwise revoked in part or in whole, employees may exercise their options by the following schedule starting two years after the grant of options:

(1)Employees may exercise up to 50% of their options two years after the grant, i.e. 50% options vest in two years after the grant.

(2)Employees may exercise up to 75% of their options three years after the grant, i.e. 75% options vest in three years after the grant.

(3)Employees may exercise up to 100% of their options four years after the grant, i.e. 100% options vest in four years after the grant.

8.Method for performance of contract:The Company will issue new share.

9.Adjustment of exercise price:

a.After the issuance of the option, unless the company increases its capital by surplus and/or capital reserve, the exercise price shall not be adjusted. The exercise price shall be computed by the following formulas: (Computation up to decimal two digits of New Taiwan dollars and the fraction is rounded off at 4 to become 5)

Adjusted subscription price = [( Exercise price before adjustment × shares issued) + (Amount paid for each share × number of new shares issued) ] ÷ (shares issued + number of new shares issued)

(1)Shares issued refer to total number of common stocks issued, including the number of treasury shares which have not been cancelled or transferred, but excluding outstanding entitlement certificates issued in connection with the Plan or convertible bonds.

(2)In the case of free distribution of shares, the amount paid for each share shall be zero.

(3)If the exercise price after adjustment exceeds the exercise price before adjustment, no adjustment shall be made.

b.For the case of capital reduction, which is not due to written-off treasury shares, the exercise price would be adjusted by the following formulas and be announced by TSE or OTC on the capital reduction record date.

Adjusted subscription price = Exercise price before adjustment × (shares issued before capital reduction ÷ shares issued after capital reduction)
Adjusted subscription ratio = Exercise price before adjustment × subscription ratio before adjustment ÷ adjusted subscription price

c.After the issuance of the option, if the Company distributes cash dividend, exercise price will be adjusted porportionally.

Adjusted subscription price = Exercise price before adjustment — cash dividend per share

10.Procedures for exercising option:

a.Except the pre-defined closed period or a period in which exercise of options is not permitted by relevant laws and regulations or otherwise stipulated under the Plan, the option holder may, in accordance with Article 6(b) of the Plan hereof, exercise the right to purchase share by submitting the written request (exercise form) to the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs.

b.After the Request is accepted by the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs, the subscriber will be notified for payment at a designated bank. The exercise of option is irrevocable once the payment is made.

c.Unless otherwise stipulated in the Plan hereof, upon confirmation of payment the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs shall register the number of shares exercised in the shareholders records and, within 5 business days, issue the new shares.

d.As of the date the new shares issued, the new shares are tradable upon the delivery.

e.The pre-defined closed period for exercise mentioned under Article 8(a) above shall refer to:

(1)7 business days prior to the date of the Board meeting in preparation for the annual shareholder’s general meeting, including the day on which the board meeting is being held, till the stock dividend record date or dividend record date, whichever comes later. When there is no distribution of dividend for the year as resolved by the annual shareholder’s general meeting, the final day shall end on the date on which the shareholder’s annual general meeting was held.

(2)From the Board meeting date which the merger record date is determined till the merger record date; or from the Board meeting date which stock split record date is determined till the stock split record date; or from the Board meeting date which dividend record date is determined till dividend record date.

f.When Shareholders’ Meeting or Board Meeting resolve that the Company to be dismissed, to be acquired or to be transferred into subsidiary 100% owned by other companies, the subscriber can exercise 100% of total granted options from the resolution date of Shareholders’ Meeting or Board Meeting to 15 business days before the record date for the Company to be dismissed, to be acquired or to be transferred into subsidiary 100% owned by other companies, no matter whether the vesting schedule has met or any pre-defined closed period stated above in Article 6, Item b and Article 8, Item e.

11.Rights and obligations after exercising options:

The holders of new shares of the company issued under the Plan shall have the same rights and obligations as holders of common shares of the Company.

12.The record date for share conversion, if conversion, exchange, or subscription rights are attached:

(1)Unless in the closed period, the Company will update the paid-in capital registration at least once per quarter. The record date will be determined by the Board when updating the registration.

(2)For the processes updating the Company’s registration, shares of subscriber who submit the exercising request form and complete payment as of record date will be included in the registration of paid-in capital.

13.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:The dilution is 0.63% to shareholders.

14.Other important stipulations:

a.The plan was resoluted by the Board Meeting and will be effective after Officials’ authorization.

b.For matters not specified herein, relevant laws and regulations of the Republic of China shall govern.

15.Any other matters that need to be specified:none

Exhibit 99.3

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities:Common shares of MediaTek Incorporation

2.Trading date:2007/08/15~2007/08/27

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:600,000 shares;average unit price:$516.12 NTD;

total amount:$309,671,500 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $303,760,961 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume:13,321,023 shares;amount:131,223,950 NTD;

percentage of holdings:1.28%;

status of restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:13.22%

ratio of shareholder’s equity:16.07%;

the operational capital as shown in the most recent financial statement: $73,620,763 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal:financing operation

9.Do the directors have any objections to the present transaction?:none

10.Any other matters that need to be specified:none

Exhibit 99.4

Important Resolutions from 10th term 8th Board Meeting

1.Date of occurrence of the event:2007/08/27

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

The board meeting has approved important resolutions as the followings:

(1)To approve the financial statements for the 1st half of 2007.

(2)To approve the revision of issuance of employee stock options to 500,000,000 units, and such options will be issued under the authority’s approval.

6.Countermeasures:none

7.Any other matters that need to be specified:none

Exhibit 99.5

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities:Common shares of MediaTek Incorporation

2.Trading date:2007/08/28~2007/08/31

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:600,000 shares;average unit price:$546.08 NTD;

total amount:$327,646,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):

$321,735,463 NTD

5.Relationship with the underlying company of the trade:

MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume:12,721,023 shares;amount:125,313,413 NTD;

percentage of holdings:1.23%;

status of restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:13.61%

ratio of shareholder’s equity:16.71%;

the operational capital as shown in the most recent financial statement:

$58,810,203 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified:none

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

Machinery and equipment

2.Date of the occurrence of the event:2006/12/08~2007/09/03

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume:one batch;average unit price:$738,459,108 NTD;

total transaction price:$738,459,108 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

transaction:price negotiation; the reference basis for the decision on price:

market price. The decision-making department:the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount:Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable

12.Is the appraisal report price a limited price or specific price?:Not applicable

13.Has an appraisal report not yet been obtained?:Not applicable

14.Reason an appraisal report has not yet been obtained:Not applicable

15.Broker and broker’s fee:Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?:No

18.Any other matters that need to be specified:None

Exhibit 99.7

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities:Common shares of MediaTek Incorporation

2.Trading date:2007/09/03~2007/09/05

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:600,000 shares;average unit price:$570.19 NTD;

total amount:$342,115,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):

$336,204,466 NTD

5.Relationship with the underlying company of the trade:

MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume:12,121,023 shares;amount:119,402,879 NTD;

percentage of holdings:1.17%;

status of restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:13.60%

ratio of shareholder’s equity:16.70%;

the operational capital as shown in the most recent financial statement: $58,810,203 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal:financing operation

9.Do the directors have any objections to the present transaction?:none

10.Any other matters that need to be specified:none

Exhibit 99.8

United Microelectronics Corporation
September 7, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2007.

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
					-
August	Invoice amount	8,993,388	8,277,724	715,664	8.65%
2007	Invoice amount	59,615,384	62,005,406	(2,390,023)	(3.85%)
August	Net sales	10,433,413	9,416,111	1,017,302	10.80%
2007	Net sales	68,608,201	68,753,291	(145,089)	(0.21%)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,425,654
UMC’s subsidiaries	0	0	108,655

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of	Limit of endorsements
		period end
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	15,200,000
Net Profit from Market Value	(388,486)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.9

To announce related materials on disposal of MediaTek Incorporation securities

Date of events:2007/09/10

Contents:

1.Name of the securities:Common shares of MediaTek Incorporation

2.Trading date:2007/09/06~2007/09/10

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:600,000 shares;average unit price:$592.29 NTD;

total amount:$355,373,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):

$349,462,465 NTD

5.Relationship with the underlying company of the trade:

MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume:11,521,023 shares;amount:113,492,344 NTD;

percentage of holdings:1.11%;

status of restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:13.60%

ratio of shareholder’s equity:16.69%;

the operational capital as shown in the most recent financial statement: $58,810,203 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal:financing operation

9.Do the directors have any objections to the present transaction?:none

10.Any other matters that need to be specified:none

Exhibit 99.10

UMC will attend investor conferences on 2007/09/12

Date of events:2007/09/11

Contents:

1.Date of the investor/press conference:2007/09/12

2.Location of the investor/press conference:Taiwan

3.Financial and business related information:

The Company will attend Credit Suisse 2007 Taiwan conferences on 09/12/2007.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.11

To announce related materials on disposal of MediaTek Incorporation securities

To which item it meets—article 2 paragraph xx:20

Date of events:2007/09/13

Contents:

1.Name of the securities:Common shares of MediaTek Incorporation

2.Trading date:2007/09/11~2007/09/13

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:600,000 shares;average unit price:$600.22 NTD;

total amount:$360,129,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):

$354,218,466 NTD

5.Relationship with the underlying company of the trade:

MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume:10,921,023 shares;amount:107,581,810 NTD;

percentage of holdings:1.05%;

status of restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:13.56%

ratio of shareholder’s equity:16.65%;

the operational capital as shown in the most recent financial statement:$58,810,203 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal:financing operation

9.Do the directors have any objections to the present transaction?:none

10.Any other matters that need to be specified:none

Exhibit 99.12

United Microelectronics Corporation
For the month of August, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of August, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	June 30, 2007	July 31, 2007	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	June 30, 2007	July 31, 2007	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	August	2007
Semiconductor Manufacturing Equipment	809,310	17,574,170
Fixed assets	236,020	1,825,104

4)	The disposition of assets (NT$ Thousand)

Description of assets	August	2007
Semiconductor Manufacturing Equipment	0	262,698
Fixed assets	0	71,788